THE UNILEVER PLC 1997 EXECUTIVE SHARE OPTION SCHEME
5 November 2001 CLIFFORD CHANCE 200 Aldersgate Street London EC1A 4JJ Date adopted: 6 May 1997

CONTENTS
1.	Definitions and Interpretation	2
2.	Grant of Options	3
3.	Limits	3
4.	Exercise of Options	4
5.	Cash Equivalent	5
6.	Take-over, Reconstruction and Winding-up	6
7.	Variation of Capital	7
8.	Alterations	7
9.	Miscellaneous	8

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1.	Definitions and Interpretation
(1)	In this Scheme, unless the context otherwise requires:-

“Euronext” means Euronext Amsterdam N.V.;

“the Board” means the board of directors of the Company or a committee appointed by such board of directors;

“the Company” means Unilever PLC (registered in England and Wales No. 41424);

“the Dutch Company” means Unilever N.V. having its registered office in Rotterdam (registered number: 51830);

“Dutch Scheme” means the Unilever N.V. Executive Share Option Scheme;

“Dutch Scheme Company” means a body corporate whose directors and/or employees are eligible to receive options under the Dutch Scheme;

“Dutch Subsidiary” means a body corporate, which is a subsidiary of the Dutch Company within the meaning of article 2:24a of the Dutch Civil Code;

“the Grant Date” in relation to an Option means the date on which the Option was granted;

“Group Company” means the Company or any Subsidiary or the Dutch Company or any Dutch Scheme Company;

"the London Stock Exchange” means London Stock Exchange Limited;

“Option” means an option granted under the Scheme to acquire Share Units, and for this purpose an option to acquire includes an option to purchase and an option to subscribe;

“Participant” means a person who holds an Option;

“Participating Company” means the Company or any Subsidiary;

“the Scheme" means the Unilever International PLC 1997 Executive Share Option Scheme as herein set out but subject to any alterations or additions made under Rule 8 below;

“Share Unit” means a unit comprising:

(a) such number of shares in the Company as the Board in its absolute discretion shall determine; and
(b) such number of shares in the Dutch Company as the Board in its absolute discretion shall determine.
“Subsidiary” means a body corporate, which is a subsidiary of the Company within the meaning of section 736 of the Companies Act 1985.
(2)	Any reference in the Scheme to any enactment includes a reference to that enactment as from time to time modified extended or re-enacted.

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2.	Grant of Options
(1)	Subject to sub-rule (2) below and to Rule 3 below, the Board may grant to any employee of a Participating Company (including an employee who is also a director) an Option, upon the terms set out in the Scheme and upon such other terms as the Board may specify.

(2)	An Option may only be granted:-
(a)	within the period of 6 weeks beginning with the date on which the Scheme is approved and adopted by the Company in general meeting or the dealing day next following the date on which the Company announces its results for any period, or at any other time when the circumstances are considered by the Board to be sufficiently exceptional to justify the grant thereof; and

	(b)	within the period of 10 years beginning with the date on which the Scheme is approved and adopted as aforesaid.
(3)	The price at which shares may be acquired by the exercise of an Option shall be determined by the Board before the grant thereof, but shall not be less than:-
	(a)	in the case of shares in the Company:
(i)	if shares of the same class as those shares are listed in the London Stock Exchange Daily Official List, the middle -market quotation of shares of that class (as derived from that List) on the Grant Date; or

(ii) except in the case of an Option to acquire shares otherwise than by subscription, the nominal value of those shares;
	(b)	in the case of shares in the Dutch Company:
(i) if shares of the same class are listed in the Official Daily List of Euronext, the average quotation of that class (as derived from that List) at close of business on the Grant Date; or
(ii) except in the case of an Option to acquire shares otherwise than by subscription, the nominal value of those shares.
(4)	An Option granted to any person:-
	(a)	shall not, except as provided in Rule 4(4) below, be capable of being transferred by him, and
	(b)	shall lapse forthwith if he is adjudged bankrupt.
3.	Limits
(1)	No Options shall be granted in any year which would, at the time they are granted, cause the number of shares in the Company which shall have been or may be issued in pursuance of options granted in the period of 10 calendar years ending with that year under the Scheme or under any other executive share option scheme adopted by the Company to exceed such number as represents 5 per cent of the ordinary share capital of the Company in issue at that time.

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(2)	No Options shall be granted in the period of 3 calendar years beginning with the year 1997 or any successive period of 3 years which would, at the time they are granted, cause the number of shares in the Company which shall have been or may be issued in pursuance of options granted in the 3-year period in question under the Scheme or under any other executive option share scheme adopted by the Company to exceed such number as represents 3 per cent of the ordinary share capital of the Company in issue at that time.

(3)	No Options shall be granted in the period of 5 calendar years beginning with the year 1997 or any successive period of 5 years which would, at the time they are granted, cause the number of shares in the Company which shall have been or may be issued in pursuance of options granted in that period, or shall have been issued in that period otherwise than in pursuance of options, under the Scheme or under any other employees' share scheme adopted by the Company to exceed such number as represents 5 per cent. of the ordinary share capital of Company in issue at that time.

(4)	No Options shall be granted in any year which would, at the time they are granted, cause the number of shares in the Company which shall have been or may be issued in pursuance of options granted in the period of 10 calendar years ending with that year, or been issued in that period other-wise than in pursuance of options, under the Scheme or under any other employees' share scheme adopted by the Company to exceed such number as represents 10 per cent of the ordinary share capital of the Company in issue at that time.

4.	Exercise of Options
(1)	The exercise of any Option shall be effected in such form and manner as the Board may from time to time prescribe.
(2)	Subject to sub-rules (3) and (4) below and to sub-rules (1) and (3) of Rule 6 below, an Option may not be exercised before the third anniversary of the Grant Date.
(3)	If any Participant dies before exercising an Option granted to him and at a time when either he is a director or employee of a Participating Company or he is entitled to exercise the Option by virtue of sub-rule (4) below, the Option may (and must, if at all) be exercised by his personal representatives within 12 months after the date of his death.

(4)	If any Participant ceases to be a director or employee of a Group Company (otherwise than by reason of his death), the following provisions apply in relation to any Option granted to him:-
(a)	if he so ceases by reason of injury, disability, redundancy (wit hin the meaning of the Employment Rights Act 1996) or retirement on reaching (or, except where he so ceases within 2 years of the Grant Date otherwise than at the request of the company of which he is a director or employee, before reaching) the age at which he is bound to retire in accordance with the terms of his contract of employment, or by reason only that his office or employment is in a company which ceases to be a Group Company, or relates to a business or part of a business which is transferred to a person who is not a Group Company, the Option may (and subject to sub-rule (3) above must, if at all) be exercised within the period which shall expire 24 months after his so ceasing or 42 months after the Grant Date, whichever shall be the later;

(b)	if he so ceases for any other reason, the Option may not be exercised at all unless the Board shall so permit, in which event it may (and subject to sub-rule (3) above must, (if at all) be exercised to the extent permitted by the Board within the period which shall expire 12 months after his so ceasing or 42 months after the Grant Date, whichever shall be the later.

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and if the Board is satisfied that the Participant is about to cease to be a director or employee of a Group Company as mentioned in paragraph (a) or (b) above on any day, the Option may to the extent permitted by the Board be exercised within the period of 28 days immediately preceding that day.

(5)	A Participant shall not be treated for the purposes of sub-rule (4) above as ceasing to be a director or employee of a Group Company until such time as he is no longer a director or employee of any of the Group Companies, and a female Participant who ceases to be such a director or employee by reason of pregnancy or confinement and who exercises her right to return to work under the Employment Rights Act 1996 before exercising an Option under the Scheme shall be treated for those purposes as not having ceased to be such a director or employee.

(6)	Notwithstanding any other provision of the Scheme, an Option may not be exercised after the expiration of the period of 9 years and 6 months (or such other period not exceeding 10 years as the Board may have determined before the grant thereof) beginning with the Grant Date.

(7)	Within 30 days after an Option has been exercised by any person, the Board on behalf of the Company shall allot to him (or a nominee for him) or, as appropriate, procure the transfer to him (or a nominee for him) of the number of shares in respect of which the Option has been exercised, provided that:-

	(a)	the Board considers that the issue or transfer thereof would be lawful in all relevant jurisdictions; and
(b)	in a case where a Group Company is obliged (in any jurisdiction) to account for any tax for which the person in question is liable by virtue of the exercise of the Option and/or for any social security contributions recoverable from the person in question (together, the "Tax Liability"), that person has either:-

		(i)	made a payment to the Group Company of an amount equal to the Tax Liability; or
(ii)	entered into arrangements to secure that such a payment is made to the Group Company concerned (whether by authorising the Company to procure the sale of some or all of the shares on his behalf and authorising the payment to the Group Company of the relevant amount out of the proceeds of sale or otherwise).

(8)	All shares in the Company allotted under the Scheme shall rank pari passu in all respects with the shares of the same class for the time being in issue save as regards any rights attaching to such shares by reference to a record date prior to the date of the allotment.

(9)	If shares in the Company of the same class as those allotted under the Scheme are listed in the London Stock Exchange Official List, the Company shall apply to the London Stock Exchange for any shares so allotted to be admitted to that List and if shares in the Dutch Company of the same class as those allotted under the Scheme are listed on Euronext, the Company shall apply for any shares so allotted to be admitted to Euronext.

5.	Cash Equivalent
(1)	Where an Option has been exercised by any person in respect of any number of shares, and those shares have not yet been allotted or transferred to him in accordance with Rule 4(7) above, the Board may determine that, in substitution for his right to acquire such number of those shares as the Board may decide (but in full and final satisfaction of his said right), he

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shall be paid by way of additional emoluments a sum equal to the cash equivalent of that number of shares.
(2)	For the purposes of this Rule, the cash equivalent of any shares is the amount by which
(a) the Board's opinion of the market value of those shares on the day last preceding the date on which the Option was exercised; or
(b)	if at the relevant time, shares of the same class as those shares were listed in the London Stock Exchange Daily Official List, the middle -market quotation of shares of that class, as derived from that List, on the dealing day last preceding that date; or

(c)	if at the relevant time, shares of the class as those shares were listed in the Official Daily list of Euronext, the average quotation of shares of that class, as derived from that List, at close of business on the dealing day last preceding that date exceeds the price at which those shares may be acquired by the exercise of the Option.
(3)	Subject to sub-rule (4) below, as soon as reasonably practicable after a determination has been made under sub-rule (1) above that a person shall be paid a sum in substitution for his right to acquire any number of shares:-

(a) the Company shall pay to him or procure the payment to him of that sum in cash, and
(b) if he has already paid the Company for those shares, the Company shall return to him the amount so paid by him.
(4)	If the Board in its discretion so decides:-
(a)	the whole or part of the sum payable under sub-rule (3)(a) above shall, instead of being paid to the person in question in cash, be applied on his behalf in acquiring shares in the Company and/or in the Dutch Company at a price equal to the market value (or, as the case may be, the middle-market quotation or average quotation on Euronext) by reference to which the cash equivalent is calculated and such shares may be acquired either by purchase or by subscription, or partly in one way and partly in the other, and

(b) the Company shall allot to him (or his nominee) or procure the transfer to him (or his nominee) of the shares so subscribed for or purchased.
(5)	There shall be made from any payment under this Rule such deductions (on account of tax or similar liabilities) as may be required by law or as the Board may reasonably consider to be necessary or desirable.

6.	Take-over, Reconstruction and Winding-up
(1)	If any person obtains control of the Company (within the meaning of section 840 of the Income and Corporation Taxes Act 1988) as a result of making a general offer to acquire shares in the Company, or having obtained such control makes such an offer, the Board shall within 7 days of becoming aware thereof notify every Participant thereof and, subject to sub-rules (3), (4) and (6) of Rule 4 above, an Option may be exercised within one month (or such longer period as the Board may permit) of such notification.

(2)	For the purposes of sub-rule (1) above, a person shall be deemed to have obtained control of the Company if he and others acting in concert with him have together obtained control of it.

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(3)	If any person becomes bound or entitled to acquire shares in the Company under sections 428 to 430F of the Companies Act 1985, or if under section 425 of that Act the Court sanctions a compromise or arrangement proposed for the purposes of or in connection with a scheme for the reconstruction of the Company or its amalgamation with any other company or companies other than the Dutch Company, or if the Company passes a resolution for voluntary winding up, or if an order is made for the compulsory winding up of the Company, the Board shall forthwith notify every Participant thereof and any Option may, subject to sub-rules (3), (4) and (6) of Rule 4 above, be exercised within one month of such notification, but to the extent that it is not exercised within that period shall (notwithstanding any other provision of the Scheme) lapse on the expiration thereof.

7.	Variation of Capital
(1)	In the event of any increase or variation of the share capital of the Company (whenever effected), the Board may make such adjustments as it considers appropriate under sub-rule (2) below.
(2)	An adjustment made under this sub-rule shall be to one or more of the following:-
(a) the number of shares in respect of which any Option may be exercised;
(b) the price at which shares may be acquired by the exercise of any such Option;
(c)	where any such Option has been exercised but no shares have been allotted or transferred pursuant to such exercise, the number of shares which may be so allotted or transferred and the price at which they may be acquired.

(3)	An adjustment under sub-rule (2) above may have the effect of reducing the price at which shares in the Company may be acquired by the exercise of an Option to less than their nominal value, but only if and to the extent that the Board shall be authorised to capitalise from the reserves of the Company a sum equal to the amount by which the nominal value of the shares in respect of which the Option is exercised and which are to be allotted pursuant to such exercise exceeds the price at which the same may be subscribed for and to apply such sum in paying up such amount on such shares; and so that on exercise of any Option in respect of which such a reduction shall have been made the Board shall capitalise such sum (if any) and apply the same in paying up such amount as aforesaid.

(4)	As soon as reasonably practicable after making any adjustment under sub-rule (2) above, the Board shall give notice in writing thereof to any Participant affected thereby.
8.	Alterations
(1)	Subject to sub-rules (2) and (4) below, the Board may at any time alter or add to all or any of the provisions of the Scheme, or the terms of any Option granted under it, in any respect.
(2)	Subject to sub-rule (3) below, no alteration or addition to the advantage of Participants shall be made under sub-rule (1) above to any of Rules 2(1), 3, 7(1) and 7(2) without the prior approval by ordinary resolution of the members of the Company in general meeting.

(3)	Sub-rule (2) above shall not apply:-
(a)	to any minor alteration or addition to benefit the administration of the Scheme, to take account of a change in legislation or to obtain or maintain favourable tax, exchange control or regulatory treatment for Participants or any Participating Company, or

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	(b)	to any alteration or addition solely relating to a special term specified by the Board.
(4)	No alteration or addition to the disadvantage of any Participant shall be made under sub-rule (1) above unless:-
	(a)	the Board shall have invited every such Participant to give an indication as to whether or not he approves the alteration or addition, and
	(b)	the alteration or addition is approved by a majority of those Participants who have given such an indication.
(5)	As soon as reasonably practicable after making any alteration or addition under sub-rule (1) above, the Board shall give notice in writing thereof to any Participant affected thereby.
9.	Miscellaneous
(1)	The rights and obligations of any individual under the terms of his office or employment with any Participating Company shall not be affected by his participation in the Scheme or any right which he may have to participate therein, and an individual who participates therein shall waive any and all rights to compensation or damages in consequence of the termination of his office or employment for any reason whatsoever insofar as those rights arise or may arise from his ceasing to have rights under or be entitled to exercise any Option under the Scheme as a result of such termination.

(2)	In the event of any dispute or disagreement as to the interpretation of the Scheme, or as to any question or right arising from or related to the Scheme, the decision of the Board shall be final and binding upon all persons.

(3)	The Company, the Dutch Company and any Subsidiary may provide money to the trustees of any trust or any other person to enable them or him to acquire shares to be held for the purposes of the Scheme, or enter into any guarantee or indemnity for those purposes, to the extent permitted by section 153(4) of the Companies Act 1985.

(4)	In the event that shares are transferred to a Participant in pursuance of any Option, the Participant shall, if so required by the person making the transfer, join that person in making a claim for relief under section 165 of the Taxation of Chargeable Gains Act 1992 in respect of the disposal made by him in effecting such transfer.

(5)	Any notice or other communication under or in connection with the Scheme may be given by personal delivery or by sending the same by post, in the case of a company to its registered office, and in the case of an individual to his last known address, or, where he is a director or employee of a Participating Company, either to his last known address or to the address of the place of business at which he performs the whole or substantially the whole of the duties of his office or employment.

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